[Letterhead of American Greetings Corporation]
August 2, 2007
BY EDGAR CORRESPONDENCE
David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	American Greetings Corporation Form 10-K for the year ended February 28, 2007 File No. 001-13859
Dear Mr. Humphrey:
We refer to the comment letter, dated June 19, 2007, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended February 28, 2007 of American Greetings Corporation (the “Corporation”) filed with the Commission on April 30, 2007 (the “Form 10-K”).
For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.
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Form 10-K for the year ended February 28, 2007
Management’s Discussion and Analysis
Overview
1.	One important objective of MD&A disclosures is to provide information about the quality and potential variability of a company’s earnings and cash flows so that investors can ascertain the likelihood that past performance is indicative of future performance. In view of the varied nature of your customer sales programs, supply contracts and incentive programs, we believe that these programs and their significant impact upon revenues and profitability should be described and quantified with greater specificity in MD&A. This information would facilitate the reader’s understanding of the business and better enable investors to identify those known trends, events and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance in future periods. For example, we note your reference to your focus on “investing in growth through improving our core greeting card business...” in your overview section. In your discussion of operating results you attribute the significant fiscal 2007 sales and profitability decreases, in part, to “the implementation of our investment in cards strategy...” In your discussion of segment results on page 29, you refer to “returns costs for the revised merchandising strategy.” Please expand your narrative disclosures to describe and quantify each individual component of your strategy that had a material impact upon operating results and to indicate the extent to which future periods are expected to be similarly effected. We particularly note the $38 million revenue decrease disclosed on page 22. Also describe and quantify, to the extent practicable, any favorable impact upon future revenues or operating results you anticipate as a direct result of your actions in fiscal 2007.
          Response: In future filings, the Corporation will provide expanded narrative disclosures to describe and quantify the components of our strategic initiatives that had or are expected to have a material impact upon revenues and operating results. For example, the disclosure below presents an excerpt from page 20 of the Corporation’s fiscal 2007 Form 10-K MD&A Overview, rewritten to include the proposed expanded narrative. The Corporation proposes to provide comparable disclosure in its quarterly reports on Form 10-Q and annual report on Form 10-K for the fiscal year ended February 29, 2008.
During the year, our financial results were impacted by the implementation of our strategy to invest in our core greeting card business (“investment in cards strategy”) and SBT implementations. As we noted in our 2006 Annual Report on Form 10-K, we estimated that we would spend at least $100 million over the next two years for these initiatives, including approximately $75 million in the current year. The investment in cards strategy is focused on improving the design, production, display and promotion of our cards, creating relevant and on-trend products, brought to market quickly and merchandised in a manner that enhances the shopping experience. The most significant costs associated with this strategy are for new fixtures and inventory reductions at retail (to improve productivity), as credits issued to customers exceed new product shipments. Due to the nature of these costs, generally sales incentives and credits for removed product, they are reported as reductions to net sales. In addition, there are costs to implement the strategy, including installation services, information system improvements, point of purchase materials, scrap and order filling costs, which are reported within the appropriate expense lines of the Consolidated Statement of Income.

These activities have significantly reduced our net sales and operating earnings during 2007. Actions related to the investment in cards strategy decreased net sales by approximately $38 million and SBT implementations reduced net sales by approximately $21 million. Other related costs to implement the strategy were approximately $7 million, none of which were individually significant. In total, actions related to the investment in cards strategy and SBT implementations reduced consolidated pre-tax income by approximately $66 million. Based on our current estimates, we expect the total spend on these two initiatives to approximate the originally planned amount of at least $100 million by the end of 2008.

          It is difficult to measure the future direct impact of the strategic card initiative and, because the Corporation cannot assure that this strategy will increase either its revenue or profitability, it is not practicable to quantify any potential favorable impact upon future revenues or operating results. However, when determinable, the Corporation will update its expectations of any future significant financial impact on the Corporation for these identifiable programs, as it did in the MD&A Overview of its Annual Report on Form 10-K for the fiscal year ended February 28, 2006, when it noted that the expenditures in the investment in cards strategy and SBT implementations were expected to significantly reduce operating earnings during fiscal 2007.
2.	In this regard, we note your disclosure on page 20 that you predicted expenditures of at least $100 million over the next two years for these initiatives, including approximately $75 million in the current year. Please describe and quantify the individually significant components of these balances. In addition, please a similar schedule of the actual expenditures in fiscal 2007 and tell us how they have been recorded and classified in the income statement [sic]. For example, please clarify whether your “predicted expenditures” also included transactions that reduced revenues. If actual expenditures differed significantly in nature or amount from anticipated expenditures, please explain the reasons for the variance. Finally, provide us with a schedule of the remaining anticipated expenditures and revenue reductions as of February 28, 2007. With regard to potential SBT conversions, address your expectations for this scan-based trading model in the future. In this regard, we note that two of your largest five customers have not yet converted.
          Response: The most significant components of these initiatives are the costs associated with new fixtures, inventory reductions at retail to improve productivity and for the reversal of sales transactions related to SBT implementations. Of the originally estimated $75 million during fiscal 2007, approximately $70 million related to these components and are recorded as reductions to net sales. The remaining approximately $5 million related to other costs to implement the initiatives including installation services, information system improvements, point of purchase materials, scrap and order filling costs. These other costs are reported as Material, labor and other production costs; Selling, distribution and marketing costs; or Administrative and general costs. Of the $70 million, approximately $30 million related to SBT implementations and the remaining approximately $40 million related to the investment in cards strategy.
          As disclosed in the MD&A Overview of the Form 10-K, during fiscal 2007, the actual costs were approximately $66 million compared to the estimated $75 million. The actual amount recorded as a reduction of net sales was approximately $59 million, of which approximately $21 million related to SBT implementations and approximately $38 million was for the investment in cards strategy, compared to the original estimate of $70 million. The actual other related costs of implementation were approximately $7 million compared to the original estimate of $5 million, in each case, none of which were individually significant. The difference between the actual and estimated reductions of net sales and costs primarily relate to the timing of the implementation of the strategy at retailer locations. The timing of the implementation must be coordinated with each retailer and is therefore difficult to precisely predict. The amounts planned but not occurring during fiscal 2007, primarily related to SBT implementations, are expected to occur during fiscal 2008.
          During fiscal 2008, the Corporation expects the cost of these initiatives to total approximately $35 million, of which approximately $29 million relates to new fixtures, inventory reductions at retail and SBT implementations. As the amount spent on strategic card initiatives and SBT implementations is partially dependent on activities at, and negotiations with, retail customers, the Corporation is not able to estimate at this time the allocation of the amount that will be spent during fiscal 2008 between new fixtures, inventory reductions and SBT implementations. The remaining approximately $6 million relates to the other related costs of strategy implementation, including installation services, information system improvements, point of purchase materials, scrap and order filling costs, none of which are expected to be individually significant.
          With regards to potential future SBT implementations, our larger customers are generally interested in moving to the SBT model. However, the ability for a customer to convert to an SBT model in large part depends on whether they have the necessary technological capabilities and whether the Corporation and the customer are able to agree on the contractual terms to the transition. As a result of the nature of these technological and contractual requirements, it is difficult to determine if and when a particular customer will convert to the SBT model. While the Corporation anticipates that converting retailers to the SBT model will continue as a part of its ongoing business, we do not expect that the remaining two of our largest five customers that have yet to convert to SBT will do so during the current fiscal year.
3.	You refer to higher inventory and SBT scrap costs of $15 million on page 24. Please quantify your scrap costs for each period presented. Explain whether or how inventory scrap costs and SBT scrap costs differ.
          Response: Inventory scrap costs and SBT scrap costs differ only in the location of the inventory. Inventory scrap costs relate to company-owned finished goods inventory located at a company manufacturing plant or warehouse location, while SBT scrap costs relate to company-owned finished goods inventory located at retailer locations. Inventory and SBT scrap costs for the years ended February 28, 2007, 2006 and 2005 were approximately $54 million, $39 million and $43 million, respectively.
Results of Operations
Comparison of the years ended February 28, 2007 and 2006
Expense Overview, page 24
4.	Please revise your discussion here of the impairment charges taken to include a discussion that indicates the facts and circumstances surrounding the decision to perform additional impairment testing, and the factors leading to such impairment. In this regard, your disclosure in Note 9 to your financial statements provides sufficient background information and should be included in management’s discussion of operating results.
          Response: In future filings in which the Corporation presents a discussion of impairment charges, the Corporation will include MD&A disclosure comparable to that included in Note 9 to the financial statements that indicates the facts and circumstances surrounding the decision to perform additional impairment testing and the factors leading to such impairment.
Financial Statements
Consolidated Statements of Income, page 42
5.	We note that you have included Other Income (net) as part of costs and expenses. Under Rule 5-03 of Regulation S-X, we would generally expect these items to be separately classified as components of net sales and gross revenues, other operating costs and expenses, non-operating income and/or non-operating expenses as appropriate. Please revise your income statement presentation accordingly and tell us how you intend to reclassify each significant item and why.
          Response: The Corporation has reviewed Rule 5-03 of Regulation S-X and, in future filings, will revise its income statement presentation in accordance with the rule. Based on the review of the rule, the Corporation’s royalty revenue, previously included in “Other income — net” will be reclassified as “Other revenue.” Total revenue will include both net sales and other revenue. As an example, the Corporation’s fiscal 2007 Consolidated Statement of Income would be presented as follows:

	2007	2006	2005

Net sales	$1,744,603	$1,875,104	$1,871,246
Other revenue	49,492	52,664	63,724

Total revenue	1,794,095	1,927,768	1,934,970

Material, labor and other production costs	826,791	846,958	890,906
Selling, distribution and marketing	627,906	631,943	642,718
Administrative and general	251,089	242,727	249,227
Goodwill impairment	—	43,153	—
Interest expense	34,986	35,124	79,397
Other income — net	(16,038)	(12,012)	(32,314)

Income from continuing operations before income tax expense	69,361	139,875	105,036

Income tax expense	26,096	48,879	37,329

Income from continuing operations	43,265	90,996	67,707

(Loss) income from discontinued operations, net of tax	(887)	(6,620)	27,572

Net income	$42,378	$84,376	$95,279

          The Corporation originally classified royalty revenue as “other income” because the amounts were not significant and the Corporation believed the amounts were ancillary and likely not sustainable. However, over the past few years the Corporation has committed to further develop its royalty generating business, building the infrastructure to do so. Given the continued commitment to this business, going forward the Corporation believes that royalty revenue should be presented as “other revenue” within the revenue section of the income statement. The Corporation also believes that the remaining amounts reported within “Other income — net” on the Consolidated Statement of Income, as detailed in “Note 3 — Other income — net,” are properly classified and disclosed.
Note 1 — Significant Accounting Policies
Goodwill and Other Intangible Assets, page 48
6.	We note your disclosure here and elsewhere in your filing that you engage a third party independent valuation firm to assist in the fair value determination of goodwill and other intangible assets. In future filings, please remove the reference to independent third party participation in your valuation process as such valuation should be management’s assessment. In the alternative, you may name such independent third party in the transactional filing and, if the opinion of the expert has been incorporated by reference into a previously filed registration statement, also provide a consent from such third party under Exhibit 23. Please note that if you wish to incorporate these financial statements into any future registration statement, you must identify such third party as an expert and file their consent in that registration statement. Refer to item 601 of Regulation S-K.
          Response: In future filings, the Corporation will remove the reference to independent third party participation in its valuation process. In the event the Corporation determines that it is necessary to name such independent third party in any future transactional filing, the Corporation will ensure the requisite consents are provided and, if incorporated into any future registration statement, the Corporation will identify such third party as an expert and file their consent in that registration statement as required by Regulation S-K.
Revenue Recognition
7.	Refer to the SBT arrangements described on page 49. We note that you reverse previous sales transactions when the retailer commits to convert to an SBT arrangement. We assume that the incentive agreements described in Note 10 have no relevance to SBT retailers. Please tell us whether any of these customers previously had unearned advances under incentive agreements at the time of their commitment to convert and, if applicable, explain whether and how this balance was recovered.
          Response: As described on page 49 of the Form 10-K, when the Corporation and a retailer reach a firm agreement under which the retailer commits to convert to an SBT arrangement, the Corporation reverses previous sales transactions with that retailer. If at the time of their commitment to convert to an SBT arrangement any of these customers have unearned advances previously provided to them under incentive agreements, these unearned advances generally remain with the retailer. In future periods, as the retailer purchases product from the Corporation following conversion to SBT, these unearned advances are earned by the retailer and are therefore “recovered” by the Corporation.
8.	Please tell us more about the amount and nature of the conversion costs incurred for SBT retailers. That is, it appears that additional technology, equipment and software is required upon conversion. Please tell us about the design and installation and cost of the required system. Explain when and how it is designed, ordered, installed and paid for and describe the responsibilities and obligations of the company and of your customer, both at the time of conversion and on an ongoing basis.
          Response: The principal financial impact to the Corporation when a retailer commits to convert to an SBT arrangement relates to the Corporation’s reversal of previous sales transactions. As disclosed in the Corporation’s Annual Report on Form 10-K for the year-ended February 28, 2002, when the Corporation first implemented its SBT arrangements, the Corporation incurred implementation and other costs of approximately $32.3 million primarily for the initial inventory accounting procedures, systems enhancements, outside consulting and other related costs. Having incurred these costs when initially establishing the procedures, systems and other infrastructure necessary to support SBT, as additional retailers convert to an SBT arrangement, there is minimal additional technology, equipment or software required by the Corporation. The Corporation and the retailer use their existing electronic data interchange, or EDI, systems to exchange information under the SBT arrangement. Although from time to time the Corporation is required to increase its electronic data storage capabilities to accommodate increased information exchange associated with SBT arrangements, the cost to increase such storage is insignificant. As a result, there is generally no material equipment, software or technology that needs to be designed, installed or paid for by the Corporation in connection with the conversion of a retailer to an SBT arrangement.
Note 10-Deferred Costs
9.	Please describe the nature and duration of the contracts to which these agreements relate. That is, please clarify whether these incentive considerations are offered in connection with long-term supply agreements only, or whether the related agreements may have a contractual term of one year or less. In addition, please indicate to us where you have disclosed information regarding increases in these accounts reflecting new contracts and decreases in these accounts reflecting significant reductions for amortization, contract terminations and individually significant adjustments resulting from progress reviews during each period presented. Alternatively, please provide us with such a schedule of activity.
          Response: The Corporation discloses the nature and/or duration of the contracts in the Form 10-K, on page 3, “Supply Agreements” included in “Item 1. Business” section of Part I; page 36, “Deferred Costs” in the “Critical Accounting Policies” section of the MD&A; page 47, “Deferred Costs” in Note 1 to the Consolidated Financial Statements and page 55, “Note 10 Deferred Costs.”
          The Corporation confirms that, in general, these particular incentive considerations are offered only in connection with long-term supply agreements. There are situations under which the Corporation makes a payment during the last 12 months of a contract and therefore the amount is amortized over a period of one year or less. These amounts are classified as a current asset in the Consolidated Statement of Financial Position. Historically these amounts do not represent a significant portion of the Corporation’s total deferred costs.
          The Corporation discloses the increases from new contracts and decreases for amortization, contract terminations and adjustments resulting from progress reviews as a net amount in the Consolidated Statement of Cash Flows, in the line item “Decrease (increase) in deferred costs — net.” Adjustments resulting from progress reviews have historically not been significant and contract terminations prior to the end of the contract term are infrequent in occurrence. The activity impacting this line item in the Consolidated Statement of Cash Flows, including any significant adjustments, is disclosed in the Liquidity and Capital Resources section of the MD&A. In addition, in Note 10, based on current contracts, the current portion of the contract asset is the amount the Corporation expects to amortize over the next 12 months and the current portion of the contract liability is the amount the Corporation expects to pay in the next 12 months.
10.	You state that, if the contract is not completed, you have a claim for unearned advances under the contract. Please tell us the approximate dollar amount of unearned advances resulting from uncompleted or terminated contracts during each of the periods presented. Please also tell us the percentage of these uncompleted contracts for which you formally pursued a claim and the approximate dollar amount of the unearned advances recovered.
          Response: A contract is generally not completed in accordance with its terms as a result of the retailer becoming insolvent and/or otherwise filing for bankruptcy protection. As a result, the retailer may be unable to honor its commitment to purchase the Corporation’s products under the terms of the contract. While the Corporation has a contractual claim for unearned advances, the Corporation prefers for the retailer to continue performance with respect to its sales commitment. If continued performance is not achieved, the Corporation pursues a claim in all cases, however, the amounts recovered are usually not significant. During the fiscal years ended February 28, 2007, 2006 and 2005, there were approximately $2 million, $3 million and $5 million, respectively, of unearned advances resulting from contracts not completed in accordance with their terms. The Corporation did not recover any significant amounts during the three-year period.
          Contract terminations prior to the end of the contract term that result in a claim for unearned advances do not occur frequently. However, due to a major retailer consolidation that occurred during fiscal 2007, the contract of a significant customer terminated in accordance with the terms of the contract, triggering a refund event. As such, under the terms of the contract, the Corporation recaptured the unearned advances associated with this customer contract. As a result of this contract termination, the Corporation will receive the entire amount of unearned advances during fiscal 2007 and 2008. No other significant contract terminations occurred in fiscal years 2007, 2006 and 2005.
Note 11-Long and Short Term Debt
11.	You state that the new series of notes issued in the May 26, 2006 exchange were settled in cash and Class A common shares upon conversion. Tell us how you considered the modification to the original conversion option in applying EITF Issue 96-19. Given the timing of this exchange, we assume that you considered the guidance in EITF Issue 05-7 as well. Please explain in detail and provide numerical support for your conclusions.
          Response: The Corporation applied the guidance in EITF Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, as well as the guidance in EITF Issue No. 05-7, Accounting for Modification to Conversion Options Embedded in Debt Instruments and Related Issues in its determination of how to account for the modification to the original conversion option.
          EITF 96-19 provides guidance for determining the circumstances under which a modification or exchange of existing debt should be considered an extinguishment or a continuation of the existing debt. The EITF states that an exchange of debt instruments with substantially different terms is a debt extinguishment and should be accounted for in accordance with paragraph 16 of SFAS 125. From the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows (including changes in the fair value of an embedded conversion option upon modification of a convertible debt instrument) under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.
          EITF 05-7 clarified how an entity should include, upon the modification of a convertible debt instrument, the change in fair value of the related embedded conversion option in the cash flow analysis to determine whether a debt instrument has been extinguished pursuant to EITF 96-19. The change in the fair value of an embedded conversion option should be calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification and it should be included in the EITF 96-19 analysis because there is a direct correlation between the value of an embedded conversion option and the yields demanded on a convertible debt instrument. As such, the Corporation included the fair value of the conversion feature in the calculation to determine whether the exchange should be accounted for in the same manner as a debt extinguishment.
          The fair value of the embedded conversion option did not change as a result of the debt modification and therefore, in itself, did not significantly impact the application of EITF 96-19 in determining whether the exchange should be accounted for in the same manner as a debt extinguishment. The modification of the convertible notes was related to the form of payment at conversion, from all stock to a combination of cash and stock, and did not include changes to the underlying nature, terms or conversion rate of the conversion option. Therefore, the calculation of the fair value of the conversion option immediately before and after the exchange of convertible notes was based on the same number of the Corporation’s Class A common shares and there was no change in the fair value of the conversion option immediately before or after the notes exchange. In performing the EITF 96-19 cash flow analysis, the only difference between the future cash flows associated with the new and old notes was the exchange fee of $796 thousand associated with the new notes. This amount was not significant to the overall future cash flows of the notes.
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The Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Corporation also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 216-252-7300.
Sincerely,
/s/ Stephen J. Smith
Stephen J. Smith
Senior Vice President and
Chief Financial Officer

Cc:	Amy Geddes Catherine M. Kilbane, Esq.